SYLA Technologies Co., Ltd.

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

March 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	SYLA Technologies Co., Ltd.
Registration Statement on Form F-1
CIK No. 0001946216
File No. 333-268420

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, SYLA Technologies Co., Ltd. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Thursday, March 30, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

SYLA Technologies Co., Ltd.

/s/ Hiroyuki Sugimoto
Hiroyuki Sugimoto
Chief Executive Officer